FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: September 23, 2009
Genesis Lease Limited
(Exact Name of registrant as specified in its charter)
4230 Atlantic Avenue
Westpark, Shannon
Co. Clare, Ireland
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On September 23, 2009, Genesis Lease Limited (“Genesis”) announced that it will reduce the maximum available borrowing capacity under its $1 billion revolving credit facility to $200 million, effective from October 7, 2009. Genesis expects to recognize a non-cash charge of $7.7 million in the third quarter of 2009 as a result of the accelerated amortization of deferred financing costs on this facility.
The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

99	Press release of Genesis Lease Limited, dated September 23, 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited (Registrant)
Date: September 23, 2009	By:	/s/ John McMahon
John McMahon
Chairman, President and Chief Executive Officer

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